UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2020 and 2019

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12
Signature	13
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator
of the Capital One Financial Corporation Associates Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 17, 2021

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2020	2019
Assets:
Investments, at fair value	$7,129,574,705	$6,071,663,304
Investments, at contract value	572,243,732	476,337,761
Total investments	7,701,818,437	6,548,001,065
Receivables:
Notes receivable from participants, maturing through 2032, 3.25% - 9% interest rates	128,601,435	138,739,396
Other assets	12,614,025	—
Total assets	7,843,033,897	6,686,740,461

Liabilities:
Other liabilities	10,245,099	—
Total liabilities	10,245,099	—
Net assets available for benefits	$7,832,788,798	$6,686,740,461

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Additions:
Investment income:
Net appreciation of investments	$922,754,043	$1,121,433,703
Interest and dividends on investments	7,208,479	124,828,668
Net investment income	929,962,522	1,246,262,371
Interest income on notes receivable from participants	8,536,560	7,840,567
Contributions:
Employer	330,193,523	298,868,827
Participants	368,430,614	325,988,143
Rollovers	50,926,641	62,840,023
Total contributions	749,550,778	687,696,993
Total additions	1,688,049,860	1,941,799,931
Deductions:
Benefits paid to participants	531,397,900	475,619,555
Administrative expenses	10,603,623	4,115,940
Total deductions	542,001,523	479,735,495
Net increase in net assets available for benefits	1,146,048,337	1,462,064,436
Net assets available for benefits:
Beginning of year	6,686,740,461	5,224,676,025
End of year	$7,832,788,798	$6,686,740,461

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2020 and 2019 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $19,500 and $19,000 for 2020 and 2019, respectively. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,500 and $6,000 for 2020 and 2019, respectively. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate's account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of employee contributions to the Plan. In addition, the Company makes

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company's basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $5,640,670 and $5,973,881 as of December 31, 2020 and 2019, respectively. Forfeitures used to reduce certain administrative expenses and the Company contributions totaled $128,171 and $7,029,375, respectively, in 2020, and $269,794 and $7,017,553, respectively, in 2019.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2020, the Company offered 22 investment options, which are summarized below:

•BlackRock LifePath Index Non-Lendable Fund (2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2045) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a “qualified default investment alternative” for purposes of ERISA.

•BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•BlackRock U.S. Debt Index Non-Lendable Fund— Monies are primarily invested in debt securities included in the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of intermediate duration debt securities publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
•Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

•Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•Fidelity Global ex U.S. Index Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

•International Equity Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

•Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•State Street S&P 500 Index Non-Lending Series Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•U.S. Large Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 1000 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•U.S. Small/Mid Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Administrative Expenses

Administrative expenses consist primarily of record keeping, investment management, and advisory fees paid to the Trustee. Record keeping and investment management fees are paid by the plan participants. Advisory fees to the Trustee are paid either out of Plan forfeitures or by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company's stock is listed and traded on the New York Stock Exchange.

Collective investment trusts were classified as Level 2 in the fair value hierarchy as of December 31, 2020 and 2019. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2020 and 2019.

Self-managed funds are invested in underlying market securities that are traded on active markets and common collective trusts. The unit value for each fund is based on the closing price of the underlying sub-advisor stock and market holdings.

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Interest income on investments and notes receivable from participants is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2020 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

The Invesco Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2020 and 2019, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the Plan’s ability to execute transactions of the Fund at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$191,130,322	$—	$191,130,322
Collective investment trusts	—	4,685,057,901	4,685,057,901
Self-managed funds	1,443,640,290	379,858,216	1,823,498,506
Fidelity Brokerage Link	102,583,653	—	102,583,653
Capital One Stock Fund	327,304,323	—	327,304,323
Total plan assets, at fair value			$7,129,574,705

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2019
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$1,793,710,024	$—	$1,793,710,024
Collective investment trusts	—	3,908,492,065	3,908,492,065
Fidelity Brokerage Link	62,511,080	—	62,511,080
Capital One Stock Fund	306,950,135	—	306,950,135
Total plan assets, at fair value			$6,071,663,304

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2020 and 2019, for which a statutory exception exists:

	December 31,	December 31,
	2020	2019
U.S. Large Cap Equity Fund	$912,249,273	$—
U.S. Small/Mid Cap Equity Fund	584,640,896	—
Capital One Stock Fund	327,304,323	306,950,135
International Equity Fund	326,608,337	—
Fidelity Global ex U.S. Index Fund	191,130,322	209,736,403
Notes receivable from participants	128,601,435	138,739,396
Fidelity BrokerageLink	102,583,653	62,511,080
IGT Dodge & Cox Core Fixed Income Fund	30,971,995	N/A
Fidelity Capital Appreciation Fund	—	210,138,633
Fidelity U.S. Bond Index Fund	—	86,901,426

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

The Plan recognized administrative expense paid to the Trustee and other parties-in-interest of $5,861,141 and $4,115,940 in 2020 and 2019, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2020 and 2019 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2020	2019
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$7,832,788,798	$6,686,740,461
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,428,471	9,743,082
Benefits payable to participants	(6,655,912)	—
Loans deemed distributed	(2,339,865)	(1,838,969)
Net assets available for benefits, per Form 5500	$7,850,221,492	$6,694,644,574

The following table presents a reconciliation of net income for the year ended December 31, 2020 and 2019 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2020	2019
Net income:
Net increase in net assets available for benefits, per the financial statements	$1,146,048,337	$1,462,064,436
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,743,082)	3,765,862
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,428,471	9,743,082
Change in benefits payable to participants	(6,655,912)	—
Change in loans deemed distributed	(500,896)	(570,363)
Net income, per Form 5500	$1,155,576,918	$1,475,003,017

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies (“RIC”):
*	Fidelity Global ex U.S. Index Fund	13,118,073	shares	$191,130,322
	Collective investment trusts (“CIT”):
	State Street S&P 500 Index Fund	17,441,037	shares	1,355,552,307
	BlackRock LifePath 2045	11,306,729	shares	457,556,191
	BlackRock LifePath 2050	10,416,496	shares	439,119,896
	BlackRock LifePath 2040	10,861,086	shares	415,663,517
	BlackRock LifePath 2035	9,831,049	shares	352,696,735
	BlackRock LifePath 2055	10,873,393	shares	331,646,108
	BlackRock LifePath 2030	8,150,331	shares	271,269,918
	Prudential Core Plus Bond Fund	1,242,335	shares	244,255,436
	BlackRock LifePath 2025	6,061,302	shares	186,301,989
	BlackRock U.S. Debt Index	11,047,640	shares	183,887,970
	BlackRock Russell 2500 Index Fund	3,966,457	shares	156,809,659
	BlackRock LifePath 2060	8,648,845	shares	150,146,552
	BlackRock LifePath Retirement	5,074,533	shares	123,790,193
	BlackRock Strategic Completion	731,651	shares	9,015,478
	BlackRock LifePath 2065	593,607	shares	7,345,952
	Self-managed funds:
*	U.S. Large Cap Equity Fund	Various RIC, CIT, and common stocks		912,249,273
*	U.S. Small/Mid Cap Equity Fund	Various RIC, CIT, and common stocks		584,640,896
*	International Equity Fund	Various RIC and CIT		326,608,337
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		102,583,653
	Fully benefit-responsive investment contracts:
	IGT Invesco Short Term Bond Fund			278,622,926
	IGT Jennison Intermediate Fund			61,398,723
	IGT Invesco Intermediate Fund			61,331,584
*	IGT Dodge & Cox Core Fixed Income Fund			30,971,995
	IGT Invesco Core Fixed Income Fund			30,956,615
	IGT Pimco Core Fixed Income Fund			30,906,486
	IGT Loomis Sayles Core Fixed Income Fund			30,704,403
	IGT Loomis Sayles Intermediate Fund			30,577,045
	IGT Pimco Intermediate Fund			30,465,785
	Wrapped holdings	559,507,092	shares	585,935,562
	Cash & equivalents	12,736,640	par	12,736,640
	Invesco Stable Value Fund			598,672,202
*	Capital One Stock Fund:
	Corporate common stock	3,227,842	shares	319,072,181
	Cash & equivalents	8,232,142	par	8,232,142
	Capital One Stock Fund			327,304,323
	Total investments			7,728,246,907
*	Notes receivable from participants, maturing through 2032	3.25% - 8.5% interest rates		126,261,570
	Total as of December 31, 2020			$7,854,508,479
__________
* Indicates a party-in-interest to the Plan.
Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 17, 2021	By:	/s/ MEGHAN WELCH
Meghan Welch
on behalf of the Benefits Committee, as Plan Administrator